UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 9, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

NASDAQ Notification Regarding Minimum Bid Price Per Share

On April 4, 2013, NewLead Holdings Ltd. (the “Company”) received a written notification from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that the Company was not in compliance with NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of the Company’s common shares was below $1.00 per share for the previous 30 consecutive business days (the “minimum bid price requirement”).

Pursuant to the NASDAQ Listing Rules, the Company has been granted a 180-day compliance period to regain compliance with the requirements of the NASDAQ Listing Rules. The compliance period for the minimum bid price requirement ends on October 1, 2013. During the compliance period, the Company’s common shares will continue to be listed and traded on The NASDAQ Global Select Market. Pursuant to the NASDAQ Listing Rules, the Company may regain compliance with the NASDAQ Listing Rules if the minimum bid price of its common shares equals at least $1.00 per share for ten consecutive business days at any time during the compliance period pursuant to NASDAQ Listing Rule 5810(c)(3)(A).

The Company continues to monitor the minimum bid price of its common shares and is considering its options in order to regain compliance within the compliance period.

The Company also issued a press release relating to the above matter, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated April 5, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer